SEC FILE NUMBER
000-52024

CUSIP NUMBER
0281G102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alphatec Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

5818 El Camino Real

Address of Principal Executive Office (Street and Number)

Carlsbad, California 92008

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 17, 2014, Alphatec Holdings, Inc. (the “Company”) issued press releases announcing that: (i) the Company had reached a settlement in its litigation matter with Orthotec LLC (the “Settlement”); (ii) the Company had entered into a Facility Agreement, dated as of March 17, 2014, among the Company and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (the “Deerfield Agreement”); and (iii) the Company had entered into a First Amendment to Amended and Restated Credit, Security and Guaranty Agreement, dated as of March 17, 2014 among the Company, Alphatec Spine, Inc., Alphatec International, LLC, Alphatec Pacific, Inc. and MidCap Funding IV, LLC (the “MidCap Amendment”).

The Company is continuing to revise the financial statements and disclosures to reflect the expected impact of the Settlement, the Deerfield Agreement and the MidCap Amendment and is unable to complete these revisions in time for filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 by March 17, 2014.

The Company is currently working to file the Form 10-K as soon as possible. If the Form 10-K is filed on or before April 1, 2014, the filing would be within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. There can be no assurance, however, that the Form 10-K will be filed by that date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael O’Neill	760	431-9286
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company’s press release announcing its results for the fourth quarter of 2013 and the full 2013 fiscal year dated March 17, 2014 (the “Press Release”), which provides unaudited financial results for the three months and year ended December 31, 2013, discloses changes in the Company’s results of operations from the corresponding periods of the prior fiscal year. The Press Release was furnished as Exhibit 99.1 to the Current Report filed on that date. The unaudited financial information provided in the Press Release remains subject to completion of the audit in connection with the filing of the Form 10-K. The Press Release is incorporated by reference herein and the information contained herein is subject to the note under the heading “Forward-looking Statements” in the Press Release.

Alphatec Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2014	By	/s/ Ebun S. Garner, Esq.
Ebun S. Garner, Esq.
General Counsel and Senior Vice President